NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

RICHMONT MINES TO PROCEED WITH INITIAL JOINT VENTURE INTEREST
IN GOLDEN WONDER MINE

  Completes evaluation and commit US$3 million toward US$18 million joint venture interest
  Initial evaluation and sampling results yield encouraging results
  Mine fits Richmont strategy to expand potential producing properties
  Investment commitment to be funded from strong cash position

MONTREAL, Canada, January 8, 2008 - Richmont Mines Inc. (AMEX-TSX:RIC) announced today that it had completed its initial evaluation of the Golden Wonder Mine and exercised its option to acquire a 50% joint venture interest in the project. Richmont Mines will be required to invest US$3 million in certain project-related expenditures prior to September 1, 2008. Included in this amount will be expenditures for exploration and development of the mine plus the option fee and project-related finder's fees. In addition to the option fee of US$300,000, approximately US$250,000 in costs have been incurred to date. The US$3 million commitment will be inclusive of these costs.

During Richmont Mines initial evaluation, samples were taken of the Golden Wonder vein system below the mine's 6th Level. The assays of these samples, which were taken on the vein over a thirty-two foot vertical section, yielded results that were, on average, consistent with historical gold grades.

Mr. Martin Rivard, President and CEO of Richmont Mines, commented, "The results of our sampling combined with historic production at the mine lead us to believe that further exploration at the Golden Wonder Mine is fully justified. Our planning and exploration efforts will begin immediately, and we would expect to report initial results in the second quarter of this year. This property has the potential to advance us toward our strategic objective to increase the number of our producing properties in order to grow production."

Once Richmont completes its investment obligation, it will have the option to proceed with a formal joint venture in which Richmont can earn a 50% interest in the Golden Wonder Mine, subject to additional expenditures of US$15 million over a fifty-six month period. Richmont Mines expects to be able to reach a decision regarding the joint venture by September 2008.

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

Richmont Mines produces gold from its operations in Canada and has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, and develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

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Richmont Mines to Proceed with Initial Joint Venture Interest in Golden Wonder Mine
January 8, 2008

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed Richmont Mines' Annual Information Form, Annual Report and periodic reports. Richmont Mines undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

James Culligan	Ticker symbol: RIC
Investor Relations	Listings: TSX - Amex
Kei Advisors LLC	Web site: www.richmont-mines.com

Phone: 716-843-3874
E-mail: jculligan@keiadvisors.com